Exhibit 99.1

ElectraMeccanica Issues Shareholder Letter and Provides Operational Update on Key Milestone Achievements

VANCOUVER, British Columbia, Jan. 14, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, today released a letter to shareholders from Chief Executive Officer, Paul Rivera.

Dear Shareholders,

2019 was a transformational year for ElectraMeccanica. Since joining the Company as Chief Executive Officer and Director in the summer, I have remained laser focused on preparing a mass-market ready SOLO EV for its strategic 2020 launch in Los Angeles, California, which is expected to revolutionize the commuter, delivery and shared mobility markets.

In early 2019, we took delivery of 50 pilot production vehicles from our strategic manufacturing partner in China, Zongshen Industrial Group, and deployed these for on road validation testing throughout the United States and Canada. The “real world” tests resulted in engineering changes to the vehicles including; switching to a liquid cooled electric drive, modifying the steering geometry and additional fine-tuning of the Electronic Power Steering calibration. As these changes took time, we also refined the SOLO in subtle, but important, ways as well – integrating notable performance and driver-comfort improvements. For instance, the production SOLO’s will offer a new seat design, enhanced stereo system with Bluetooth technology, and reduced interior cabin noise. All of these upgrades have taken time to integrate but will ultimately prove invaluable, helping to ensure the successful launch of the SOLO and positive consumer feedback.

In Los Angeles, we have been hard at work to finalize preparations for the US launch. We opened our first retail kiosk in late 2019 at the Westfield Century City Shopping Mall near Beverly Hills. The kiosk model provides customers with the opportunity to view, test drive and place pre-orders in a modern sleek storefront. We will incorporate lessons learned from our initial retail endeavor as we open additional kiosks over the next calendar in more Southern CA locations, as well as the San Francisco area, Washington, and Oregon. Ultimately, we believe our strategic launch in the Los Angeles area will be very successful given the area is home to more than 4M commuters and a leading location in the U.S. for EV adoption. Our focus on “SOLO-Mobility” is a perfect solution to the challenges commuters face, providing an experience that is unique, trendy, fun, affordable and environmentally friendly.

To ensure that the SOLO is accessible to consumers, ElectraMeccanica recently entered into an agreement with FreedomRoad Financial, a national lending institution providing retail vehicle loans to the nation’s leading vehicle manufacturers. Freedom Road Financial will provide SOLO customers with attractive financing options. Additional state incentives and rebates lower the upfront costs for SOLO making the vehicle more affordable. To that end, state agencies in both California and Oregon, provide our customers with rebates as high as $2,500 per vehicle, whereas a federal tax credit provides up to 10% of the vehicle cost up to $2,500.

On the corporate governance front, we continued to strengthen our Board of Directors with the appointment of Mr. Peter Savagian, Former Director of Electrified Propulsion at GM who oversaw the launch of multiple electrified vehicle platforms including the EV1, the plug-in hybrid Chevy Volt, and the industry’s first long-range EV, the Chevy Bolt. Peter’s deep expertise in electric vehicle development and production, makes him an invaluable addition. In December, we also appointed Chief Financial Officer Ms. Bal Bhullar to the Board. Ms. Bhullar brings significant expertise with over 25 years of experience in financial and strategic planning for public companies.

I firmly believe the steps we have taken as an executive team will position ElectraMeccanica to forever revolutionize the automotive landscape and the future of commuting – an endeavor well worth pursuing. I am proud of our team’s accomplishments in 2019 and their continued execution into the long-awaited commercial launch of the SOLO this year.

On behalf of the entire team at ElectraMeccanica, we thank you very much for your continued support! As we move forward together, we look forward to unlocking significant shareholder value over the long-term.

Sincerely,

Paul Rivera, Chief Executive Officer
ElectraMeccanica Vehicles Corp.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of electric vehicles. The company’s flagship vehicle is the innovative purpose built; single-seat electric vehicle called the SOLO. This vehicle will revolutionize commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 60 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the

Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Media Contact:
Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp

Released January 14, 2020